United States

Securities and exchange commission
washington, d.c. 20549

FORM 6-K

report of foreign private issuer
pursuant to rule 13a-16 or 15d-16 of
the securities exchange act of 1934

For the month of October 2024

Commission File Number 1-15224

Energy Company of Minas Gerais

(Translation of Registrant’s Name into English)

Avenida Barbacena, 1200

30190-131 Belo Horizonte, Minas Gerais, Brazil

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ✓  Form 40-F ___

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Item              Description of Items

1.	Earnings Release – 2Q2024
2.	Notice to Shareholders dated August 13, 2024 – Declaration of Dividends
3.	Material Fact dated August 13, 2024 – Conclusion of the disposal of the equity interest held in Aliança Energia
4.	Notice to Shareholders dated September 17, 2024 - Declaration of Interest on Equity
5.	Notice to the Market dated September 23, 2024 – CEMIG resumes the auction of four SHPs/HPPs
6.	Notice to the Market dated September 27, 2024 – Liquidation of the 11th Issue Debentures of Cemig D

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Forward-Looking Statements

This report contains statements about expected future events and financial results that are forward-looking and subject to risks and uncertainties. Actual results could differ materially from those predicted in such forward-looking statements. Factors which may cause actual results to differ materially from those discussed herein include those risk factors set forth in our most recent Annual Report on Form 20-F filed with the Securities and Exchange Commission. CEMIG undertakes no obligation to revise these forward-looking statements to reflect events or circumstances after the date hereof, and claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

By: /s/ Leonardo George de Magalhães .

Name: Leonardo George de Magalhães

Title: Chief Finance and Investor Relations Officer

Date: October 10, 2024

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1.	Earnings Release – 2Q2024

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Transforming
lives with our
energy
CEMIG

2Q24

EARNINGS RELEASE

Video conference webcast

August 20 (Tuesday),
9:30 AM (Brasília time)

Link – CEMIG – WEBCAST

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Click to enter
Cemig Results Center
CEMIG
2Q24

2Q24

HIGHLIGHTS

RATINGS

AA+ Fitch Ratings

AA+ Moody's

AA+ S&P Global Ratings

Solid and consistent results

(R$ mn)

Consolidated Ebitda

+26.2%
+2.0%
1,879
2,371
1,878
1,916
2Q23
2Q24
IFRS
2Q23
2Q24
Recurring

Consolidated net pr

+35.7%
–6.6%
1,245
1,689
1,214
1,134
2Q23
2Q24
IFRS
2Q23
2Q24
Recurring

Ebitda by segment (IFRS)

237
533
TOTAL
2,371
178
1,329
94
Generation
Transmission
Trading
Distribution
Gas

Score: A MSCI

Leader in valuation in the Brazilian electricity sector

CEMIG IN THE DJSI: 24 YEARS RUNNING

MEMBER OF Dow Jones Sustainability Indices

THE ONLY ELECTRICITY COMPANY IN THE AMERICAS IN THE DJSI WORLD SUSTAINABILITY INDEX

OUR ENERGY TRANSFORMS

Cemig's energy sources: 100% RENEWABLE

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2Q24 HIGHLIGHTS

Robust cash generation:
Ebitda: R$ 2.37 billion

Adjusted Ebitda: R$ 1.92 billion
vs R$ 1.88 billion in 2Q23 (+2.0%)

Adjusted net profit: R$ 1.13 billion (–6.6% YoY)

Cemig D (Distribution):

- **Outage duration indicator (DEC) 9.19 hours, within regulatory limit (9.64 hr)**
- **Tariff increase: Average across consumers: 7.32%**
  First impact on results: June 2024

Conclusion of the sale of Cemig GT's stake in Aliança Energia, for a total amount of R$3.04 billion, adjusted by the CDI since the base date.

From this total, **R$298.78 million** was deducted in dividends paid by Aliança to CEMIG GT, resulting in the receipt of **R$2.74 billion** in August 2024.

Transmission:

- **Transmission Revenue (RAP) for 2024-2025: increased by 5.4% to R$ 1.24 billion**
  – Including R$ 115mn 'adjustment component', total RAP is now **R$ 1.36 bn.**

Total capex: R$ 1.43 billion – 49% higher than in 2Q23

Cemig D capex executed in 2Q24: R$ 1.08 billion

R$ 584 million reversal of tax provisions

- **Court decision favorable to Cemig related to social security contributions on profit sharing**

Interest on Equity declared in June/2024: R$ 429.7 million.

Management of debt:

- **Leverage remains low:** (Net debt / Adjusted Ebitda = 1.02)
  – ensures financial sustainability for execution of **robust investment program.**
- Average **real cost of debt** 7.2%; average tenor 3.4 years.

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CONTENTS

2Q24 HIGHLIGHTS	2
CONSOLIDATED RESULTS FOR THE QUARTER	5
iNCOME STATEMENTs	6
RESULTS BY BUSINESS SEGMENT	7
CONSOLIDATED ELECTRICITY MARKET	8
PERFORMANCE BY COMPANY	9
Cemig D	9
Billed electricity market	9
Sources and uses of electricity – MWh	10
Client base	10
Performance by sector	10
The Annual Tariff Adjustment	11
Five-year Tariff Reviews compared	12
Supply quality indicators – DEC and FEC	13
Energy losses	14
Cemig GT and Cemig Holding Company	15
Electricity market	15
Sources and uses of electricity – planning	16
Gasmig	17
Consolidated results	18
Net profit	18
Operational revenue	18
Operational costs and expenses	21
Finance income and expenses	24
Equity income (gain/loss in non-consolidated investees)	25
CONSOLIDATED EBITDA (IFRS, and Adjusted)	26
Ebitda of Cemig D	27
Cemig GT – Ebitda	28
Investments	29
Debt	30
Covenants – Eurobonds	32
Cemig’s long-term ratings	33
Cemig in ESG	34
Performance of Cemig’s shares	36
Cemig generation plants	37
Solar generation – expansion	37
RAP in the 2024–2025 cycle	38
Regulatory Transmission Revenue	39
Complementary information	39
Cemig D	39
Cemig GT	41
Cemig, Consolidated	42
Disclaimer	48

COMPANHIA ENERGÉTICA DE MINAS GERAIS S.A.	4

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CONSOLIDATED RESULTS FOR THE QUARTER

Consolidated results – 2Q24

	2Q24	2Q23	Change %
Ebitda by company, IFRS
(R$ ’000)
Cemig D (IFRS)	1,329,254	688,323	93.1%
Cemig GT (IFRS)	641,413	629,067	2.0%
Gasmig (IFRS)	236,749	254,754	–7.1%
Consolidated (IFRS)	2,370,583	1,878,934	26.2%

	2Q24	2Q23	Change %
Adjusted Ebitda, by company
(R$ ’000)
Cemig D	872,391	688,323	26.7%
Cemig GT	638,505	629,067	1.5%
Consolidated	1,916,435	1,878,235	2.0%

COMPANHIA ENERGÉTICA DE MINAS GERAIS S.A.	5

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iNCOME STATEMENTs

	2Q24	2Q23	Change, %
PROFIT AND LOSS ACCOUNT (R$ ’000)
NET REVENUE	9,435,991	8,819,517	7.0%

COSTS	6,246,124	5,709,925	9.4%
Cost of electricity	3,693,227	3,468,393	6.5%
Gas purchased for resale	508,828	572,442	–11.1%
Charges for use of national grid	817,136	704,850	15.9%
Infrastructure construction costs	1,226,933	964,240	27.2%

OPERATING EXPENSES	1,195,774	1,603,202	–25.4%
People	416,784	321,233	29.7%
Employees’ and managers’ profit shares	43,187	36,645	17.9%
Post-employment liabilities	98,391	157,841	–37.7%
Materials	33,591	30,826	9.0%
Outsourced services	507,706	456,909	11.1%
Depreciation and amortization	337,779	303,263	11.4%
Provisions	–429,592	132,503	–424.2%
Impairment	4,438	–335	–1,424.8%
Provisions for client default	77,300	21,266	263.5%
Other operating costs and expenses, net	106,190	143,051	–25.8%

Share of profit (loss) in non-consolidated investees	38,711	69,281	–44.1%

Net finance income (expenses)	118,119	39,810	196.7%
Profit before income and Social Contribution taxes	2,150,923	1,615,481	33.1%
Income tax and Social Contribution tax	–462,337	–370,099	24.9%

NET PROFIT FOR THE PERIOD	1,688,586	1,245,382	35.6%

COMPANHIA ENERGÉTICA DE MINAS GERAIS S.A.	6

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RESULTS BY BUSINESS SEGMENT

INFORMATION BY SEGMENT, 2Q24
Item	Electricity				Gas	Equity interests	Elimin-ations	TOTAL
	Generation	Transmis-sion	Trading	Distribution

NET REVENUE	721,189	313,235	1,658,117	6,326,844	861,273	9,460	–454,127	9,435,991

COST OF ELECTRICITY AND GAS	–90,355	–81	–1,469,585	–3,394,674	–508,828	–1,318	445,650	–5,019,191

OPERATIONAL COSTS AND EXPENSES
People	–44,536	–44,665	–21,059	–283,162	–18,454	–4,908	–	–416,784
Employees’ and managers’ profit shares	–4,683	–4,963	–3,215	–29,143	–	–1,183	–	–43,187
Post-employment liabilities	–10,372	–6,409	–1,469	–64,219	–	–15,922	–	–98,391
Materials, Outsourced services and Other expenses	–53,324	–22,994	–10,064	–526,616	–21,303	1,517	8,477	–624,307
Depreciation and amortization	–83,670	60	–4	-224,113	–24,085	–5,967	–	–337,779
Provisions	14,074	16,760	–59,210	378,912	–414	–25,448	–	324,674
Infrastructure construction costs	–	–72,720	–	–1,078,688	–75,525	–	–	–1,226,933
Total cost of operation	–182,511	–134,931	–95,021	–1,827,029	–139,781	–51,911	8,477	–2,422,707

OPERATIONAL COSTS AND EXPENSES	–272,866	–135,012	–1,564,606	–5,221,703	–648,609	–53,229	454,127	–7,441,898

Share of profit (loss) in non-consolidated investees	1,012	–	–	–	–	37,699	–	38,711
Net finance income (expenses)	–75,996	–41,764	6,921	305,459	–11,937	–64,564	–	118,119
PROFIT (LOSS) BEFORE TAXES ON PROFIT	373,339	136,459	100,432	1,410,600	200,727	–70,634	–	2,150,923
Income tax and Social Contribution tax	–58,300	–27,512	576	–350,163	–62,904	35,966	–	–462,337

NET PROFIT FOR THE PERIOD	315,039	108,947	101,008	1,060,437	137,823	–34,668	–	1,688,586

COMPANHIA ENERGÉTICA DE MINAS GERAIS S.A.	7

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CONSOLIDATED ELECTRICITY MARKET

Cemig’s consolidated electricity market

In June 2024 the Cemig Group invoiced 9.31 million clients – an increase of approximately 179,000 clients, or 1.96%, in its consumer base since the end of June 2023. Of this total number of consumers, 9,312,882 comprise final consumers (and/or Cemig’s own consumption); and 538 are other agents in the Brazilian power sector.

The chart below itemizes the Cemig Group’s sales to final consumers:

COMPANHIA ENERGÉTICA DE MINAS GERAIS S.A.	8

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PERFORMANCE BY COMPANY

Cemig D

Billed electricity market

	2Q24	2Q23	Change %
Captive clients + Transmission service (MWh)
Residential	3,150,675	2,944,206	7.0%
Industrial	5,771,074	5,613,226	2.8%
Captive market	278,451	340,970	–18.3%
Transport	5,492,623	5,272,256	4.2%
Commercial, services and Others	1,622,287	1,565,792	3.6%
Captive market	1,037,239	1,101,140	–5.8%
Transport	585,048	464,652	25.9%
Rural	767,562	805,322	–4.7%
Captive market	752,773	796,071	–5.4%
Transport	14,789	9,251	59.9%
Public services	831,774	866,177	–4.0%
Captive market	697,111	759,544	–8.2%
Transport	134,663	106,633	26.3%
Concession holders	74,376	78,183	–4.9%
Transport	74,376	78,183	–4.9%
Own consumption	7,710	7,370	4.6%
Total	12,225,458	11,880,276	2.9%
Total, captive market	5,923,959	5,949,301	–0.4%
Total, energy transported for Free Clients	6,301,499	5,930,975	6.2%

In 2Q24, energy supplied to captive clients plus energy transported for Free Clients and distributors totaled 12,230 GWh, or 2.9% more than in 2Q23, mainly reflecting increases in consumption by residential consumers (an increase of 206.5 GWh or 7.0%), industrial clients (an increase of 157.8 GWh or 2.8%), and commercial clients (an increase of 56.5 GWh or 3.6%) – reflecting: (i) high ambient temperatures; (ii) higher industrial production, and (iii) increased activity in commerce and services.

The 2.9% increase in total energy distributed comprises: (a) an increase of 6.2% (+370.5 GWh) in use of the network by Free Clients, and (b) a decrease of 0.4% (-25.3 GWh) in consumption by the captive market.

COMPANHIA ENERGÉTICA DE MINAS GERAIS S.A.	9

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Sources and uses of electricity – MWh

	2Q24	2Q23	Change %
Metered market – MWh
Transported for distributors	65,408	78,704	–16.9%
Transported for Free Clients	6,263,100	5,846,035	7.1%
Own load + Distributed generation	8,891,020	8,179,347	8.7%
Consumption by captive market	5,814,060	5,793,844	0.3%
Distributed Generation market	1,487,050	1,101,458	35.0%
Losses in distribution network	1,589,910	1,284,045	23.8%
Total volume carried	15,219,528	14,104,086	7.9%

Client base

Of Cemig’s total of 9.31 million consumers (2.0% more than in June 2023), 3,422 were Free Clients using the distribution network of Cemig D.

	Jun. 24	Jun. 2023	Change %
NUMBER OF CAPTIVE CLIENTS
Residential	7,872,637	7,619,544	3.3%
Industrial	27,406	28,784	–4.8%
Commercial, services and Others	908,389	944,880	–3.9%
Rural	405,987	444,232	–8.6%
Public authorities	71,375	70,442	1.3%
Public lighting	6,896	7,344	–6.1%
Public services	13,706	13,632	0.5%
Own consumption	763	762	0.1%
Total, captive clients	9,307,159	9,129,620	1.9%
NUMBER OF FREE CLIENTS
Industrial	1,390	1,139	22.0%
Commercial	1,950	1,566	24.5%
Rural	34	14	142.9%
Concession holders ++/s??++	7	8	–12.5%
Others	41	23	78.3%
Total, Free Clients	3,422	2,750	24.4%
Total, Captive market + Free Clients	9,310,581	9,132,370	2.0%

Performance by sector

Industrial: Energy distributed to Industrial clients was 2.8% higher in 2Q24 than 2Q23, on higher physical production by industry, and was 47.2% of Cemig D’s total distribution. The greater part was energy transported for industrial Free Clients (44.9%), which was 4.2% higher by volume than in 2Q23. Energy billed to captive industrial clients was 2.3% of the total distributed, and 18.3% less in total than in 2Q23 – mainly due to migration of industrial clients to the Free Market.

Highlights by industrial sector were: (i) higher electricity consumption by Metals manufacturing (up +12.0%), Ferro-alloys (up 5.6%), Food and beverages (up 5.3%), and Cement (up 4.9%); and (ii) lower consumption in Non-ferrous metals (down 28.5%), Chemicals (down 5.8%), and Steel (down 2.7%).

Residential: Residential consumption was 25.8% of total energy distributed by Cemig D, and 7.0% higher than in 2Q23. Average monthly consumption per consumer in the quarter, at 133.4 kWh/month) was 3.6% higher than in 2Q23, reflecting temperatures higher than historic averages, and higher family consumption. Also contributing to higher consumption was the growth in the number of clients in this category – an increase of +3.3% (+253,100 clients).

COMPANHIA ENERGÉTICA DE MINAS GERAIS S.A.	10

Index

Commercial and services: Energy distributed to these consumers was 13.3% of the total distributed by Cemig D in 2Q24, and by volume 3.6% more than in 2Q23. This increase is the result of a 5.8% reduction in energy billed to captive clients, and an increase of 25.9% in the volume of energy transported for Free Clients. The increase in consumption is related to expansion of the services sector, growth of retail sales, and the effect of temperatures above historical averages in the period. It is worth noting that the increase in this user category happened in spite of the migration of consumers to Distributed Generation, which, along with migration to the Free Market, was reducing captive consumption.

Rural: Consumption by rural clients was 6.3% of the total energy distributed, and 4.7% lower by volume than in 2Q23, mainly due to a reduction of 8.6% in the number of consumer units in this category.

Public services consumed 6.8% of the energy distributed in 2Q24, in total 4.0% lower by volume than in 2Q23.

The Annual Tariff Adjustment

The tariffs of Cemig D are adjusted in May of each year; and every five years are subjected to a Periodic Tariff Review, also in May. The aim of the Tariff Adjustment is to pass on changes in non-manageable costs in full to the client and provide inflation adjustment for the manageable costs as specified in the Tariff Review. Manageable costs are adjusted by the IPCA inflation index, less a factor known as the ‘X Factor’, to capture productivity, under a system using the price-cap regulatory model.

On May 14, 2024 Aneel ratified Cemig D’s Tariff Adjustment to be effective from May 28, 2024 to May 27, 2025, the result of which was an average increase for consumers of 7.32%. The average effect for low-voltage clients was an increase of 6.72%, and for residential consumers an increase of 6.70%. The percentage component corresponding to manageable costs (referred to as ‘Portion B’) was 1.27%. The increase relating to non-manageable costs (‘Portion A’ – comprising purchase of energy, transmission, sector charges and non-recoverable revenues) was 0.81%; and the increase in the financial components of the tariff contributed 5.23%. The financial components effect in 2024 comes mainly from removal of the component included in the 2023 adjustment process relating to the repayment to consumers of PIS, Pasep and Cofins taxes totaling R$ 1.27 billion.

Average effects of the May 2024 Tariff Adjustment
High voltage – average	8.63%
Low voltage – average	6.72%
Average effect	7.32%

See more details at this link:

https://www2.aneel.gov.br/aplicacoes/tarifa/arquivo/Nota%20T%C3%A9cnica%20RTA%202024_CEMIG.pdf

COMPANHIA ENERGÉTICA DE MINAS GERAIS S.A.	11

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Five-year Tariff Reviews compared

Comparison of the Tariff Reviews made in 2023 and the previous cycle (2018):

Five-year Tariff Reviews	2018	2023
Gross Remuneration Base: R$ mn	20,490	25,587
Net Remuneration Base: R$ mn	8,906	15,200
Average depreciation rate:	3.84%	3.95%
WACC (after taxes):	8.09%	7.43%
Remuneration of ‘Special Obligations’ R$ mn	149	272
CAIMI* (Annual support for facilities) R$ mn	333	484
QRR** (Depreciation quota) R$ mn	787	1,007

* CAIMI: (Cobertura Anual de Instalações Móveis e Imóveis) – Annual support for facilities.

** QRR: ‘Regulatory Reintegration Quota’: Gross base x annual depreciation rate.

See more details at this link:

https://www2.aneel.gov.br/aplicacoes/tarifa/arquivo/NT%2012%202023%20RTP%20Cemig.pdf

COMPANHIA ENERGÉTICA DE MINAS GERAIS S.A.	12

Index

Supply quality indicators – DEC and FEC

In 2023 the State of Minas Gerais experienced an increase in extreme atmospheric events, which caused a slight increase in electricity outages. Cemig has taken initiatives to reduce the number and duration of outages, making major investments in the distribution business to provide a quality service to clients.

These actions are already generating positive results. The DEC indicator (average outage Duration per Consumer) was again within the regulatory limit: in the 12-month window to the end of June 2024 Cemig’s DEC was 9.19 hours, compared to the regulatory target of 9.64 hours.

Combating default

The Company has kept its collection activity at a high level, keeping its Receivables Recovery Index high: in June 2024 it was 98.21%.

New payment channels, and online negotiation, have helped to increase the proportion of collection via digital channels (PIX instant payments, automatic debits, payments by card, app, etc.). This percentage reached 67.71% of the total collected in 2Q24, compared to 59.62% in 2Q23. A highlight is the PIX system, which was used for 26.2% of all collections. This system has saved R$ 25 million since it was implemented. The change in the collection mix has reduced costs by 21% compared to June 2023.

COMPANHIA ENERGÉTICA DE MINAS GERAIS S.A.	13

Index

Energy losses

In the 12 months to the end of June 2024 energy losses, at 10.91%, were above the regulatory target (10.66%).

Highlights in our combat of energy losses in the period to June 2024 include: 185,000 inspections; replacement of more than 336,000 obsolete meters; replacement of 57,000 conventional meters by smart meters (bringing the total of smart meters installed since the project began in September 2021 to 400,000); and regularization of 6,900 clandestine connections made by families living in ‘invaded’ and low-income areas, through our Energia Legal program, which uses ‘bulletproofed’ networks, bringing the total of connections regularized by the program since it began in February 2023 to 17,093. Planned for full-year 2024 are: 350,000 inspections; installation of a further 200,000 smart meters; and regularization for 30,000 families in low-income communities.

## Energy losses: Actual vs. regulatory level

6,613
6,549
6,135
6,172
6,239
6,564
12.71
12.57
11.28
11.23
10.84
10.91
11.51
11.43
11.23
11.11
10.71
10.66
2019
2020
2021
2022
2023
Jun. '24
Total losses, GWh
Total losses, %
Regulatory target, %

## Energy losses: Technical, non-technical and total, %

12.71
12.57
11.23
11.11
10.71
10.91
8.77
8.77
8.77
8.77
8.31
8.01
3.94
3.8
2.46
2.34
2.40
2.90
2019
2020
2021
2022
2023
Jun. '24

## Energy losses: Required regulatory levels

11.51
11.43
11.28
11.23
10.84
10.66
8.77
8.77
8.77
8.77
8.31
8.01
2.74
2.66
2.51
2.46
2.53
2.65
2019
2020
2021
2022
2023
Jun. '24
Total, %
Non-technical losses, %
Technical losses, %

COMPANHIA ENERGÉTICA DE MINAS GERAIS S.A.	14

Index

Cemig GT and Cemig Holding Company

Electricity market

The total volume of electricity sold by Cemig GT and the holding company (‘Cemig H’), excluding sales on the wholesale power exchange (CCEE) was 2.5% less than in 2Q23. Cemig GT billed 4,845 GWh (including quota sales) in 2Q24, 24.3% less than in 2Q23.

The lower figure is the result of transfer of sales contracts to Cemig H, which reported sales of 4,714 GWh in 2Q24, 38.5% more than in 2Q23. The migration of purchase contracts from Cemig GT to the holding company began in 3Q21, and has been gradually increasing since then. Approximately 60% of these contracts have now been transferred.

	2Q24	2Q23	Change %
Cemig GT – MWh
Free Clients	2,930,478	3,736,779	–21.6%
Industrial	1,966,550	2,723,027	-27.8%
Commercial	888,478	1,009,531	–12.0%
Rural	4,278	4,221	1.3%
Public authorities	826	–	–
‘Energy retailer’ Free Clients	70,345	–	–
Free Market – Traders and cooperatives	774,876	1,524,251	–49.2%
Quota supply	560,621	557,934	0.5%
Regulated Market	545,964	546,854	–0.2%
Regulated Market – Cemig D	32,617	32,174	1.4%
Total, Cemig GT	4,844,556	6,397,993	–24.3%
Cemig H – MWh
Free Clients	2,597,781	1,849,940	40.4%
Industrial	2,090,040	1,531,475	36.5%
Commercial	492,665	313,433	57.2%
Rural	15,076	5,032	199.6%
Free Market – Traders and cooperatives	2,116,554	1,553,365	36.3%
Total Cemig H	4,714,335	3,403,306	38.5%
Cemig GT + H	9,558,890	9,801,298	–2.5%

COMPANHIA ENERGÉTICA DE MINAS GERAIS S.A.	15

Index

Sources and uses of electricity – planning

COMPANHIA ENERGÉTICA DE MINAS GERAIS S.A.	16

Index

Gasmig

Gasmig is the exclusive distributor of piped natural gas for the whole of the State of Minas Gerais. It supplies industrial, commercial and residential users, compressed natural gas, vehicle natural gas, and gas as fuel for thermoelectric generation plants. Its concession expires in January 2053. Cemig owns 99.57% of Gasmig.

Gasmig’s Tariff Review was completed in April 2022. Highlights:

▪	The WACC used (real, after taxes) was reduced from 10.02% p.a. to 8.71% p.a.
▪	The Net Remuneration Base was increased significantly, to R$ 3.48 billion.
▪	The regulator recognized the cost of PMSO (Personnel, Materials, Services outsourced and Other expenses) in full.

Market: Volume in ’000 m3	2022	2023	1H23	1H24	1H23–1H24
Automotive	40,950	31,907	16,759	11,518	–31.3%
Compressed vehicle natural gas	364	541	308	263	–14.6%
Industrial	870,667	830,943	422,675	390,394	–7.6%
Industrial compressed natural gas	13,616	12,473	6,117	4,915	–19.7%
Residential	11,392	11,912	6,025	5,749	–4.6%
Co-generation	13,137	12,075	5,812	6,983	20.1%
Commercial	23,114	21,964	10,585	11,085	4.7%
Subtotal – conventional sales	973,240	921,815	468,281	430,907	–8.0%
Thermoelectric generation	37,991	–	–	–	–
Subtotal	1,011,231	921,815	468,281	430,907	–8.0%
Industrial – Free Market	87,133	92,362	42,111	45,903	9.0%
Industrial compressed natural gas – Free Market	–	–	–	5,491	–
Thermoelectric – Free Market	7,119	19,050	316	11,304	3477%
Total (sales + Free Clients)	1,105,483	1,033,227	510,708	493,605	–3.3%

Ebitda (R$ ’000)	2Q24	2Q23
Profit (loss) for the period	137,823	162,581
Income tax and Social Contribution tax	64,608	78,231
Net finance income (expenses)	11,937	–7,883
Depreciation and amortization	22,381	21,825
Ebitda per CVM Resolution 156	236,749	254,754

Volume of gas sold in 1H24 was 8.0% lower than in 1H23, and volume distributed to industrial Free Clients was 9.0% higher.

Gasmig’s Ebitda was 7.1% lower in 2Q24 than 2Q23, reflecting the lower volume of gas sold, and also the lower compensatory component included in the tariff (for differences between actual costs and cost included in the tariff award calculation). In 2Q23 there was a positive effect on profit from receipt of R$ 24 million in these compensatory payments.

Gasmig’s number of clients increased by 13.1% from 1H23, to a total of 100,482 consumers in June 2024. This growth reflects expansion of both the commercial and the residential client bases (addition of 11,700 clients).

COMPANHIA ENERGÉTICA DE MINAS GERAIS S.A.	17

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Consolidated results

Net profit

For 2Q24, Cemig once again reports net profit of more than R$ 1 billion: R$ 1,689 million in 2Q24, compared to R$ 1,245 million in 2Q23. Adjusted 2Q24 net profit is R$ 1,134 million, which compares with R$ 1,214 million in 2Q23. Main factors in this result were:

▪	Cemig D distributed 2.9% more energy in 2Q24 than in 2Q23.
▪	Post-retirement expenses were R$ 59.5 million lower.
▪	Losses from default (expected client credits) were R$ 56 million higher.
▪	Equity income (gain/loss in non-consolidated investees) in 2Q24 was R$ 30.6 million lower than in 2Q23.
▪	The profit of Gasmig was R$ 24.8 million lower than in 2Q23.

Main non-recurring effects:

▪	Reversal of tax provisions – Court judgment on social security contributions on profit sharing: R$ 584.4 million.
▪	Reversal of amounts repayable to consumers, with recognition of R$ 410.6 million in Finance income:
▪	Expense on the 2024 Voluntary Retirement Program, recognized in Personnel expenses: R$ 78.1 million.
▪	Provision for a legal action, related to an energy sale contract: R$ 52.6 million.
▪	Success in the legal action on the PAT fund: Finance income of R$ 50.2 million, and credit of R$ 31 million in income tax results.
▪	Variation in the US dollar exchange rate, net of our hedge transactions: Financial expense of R$ 144.4 million.

More details of these variations are given below.

Operational revenue

	2Q24	2Q23	Change %
R$ ’000
Revenue from supply of electricity	8,144,077	7,528,639	8.2%
Revenue from use of distribution systems (TUSD charge)	1,251,554	1,118,367	11.9%
CVA and Other financial components in tariff adjustments	-56,556	-164,649	–65.7%
Reimbursement (to consumers) of credits of PIS, Pasep and Cofins taxes – Amounts realized	190,186	561,518	–66.1%
Transmission – Operation and maintenance revenue	79,716	95,764	–16.8%
Transmission – Construction revenue	104,891	69,802	50.3%
Financial remuneration of transmission contractual assets	134,430	107,485	25.1%
Generation reimbursement	20,596	23,469	–12.2%
Distribution construction revenue	1,154,213	915,822	26.0%
Adjustment to expected cash flow from indemnifiable financial assets of the distribution concession	22,258	46,731	–52.4%
Gain on financial updating of Concession Grant Fee	107,011	94,837	12.8%
Settlements on CCEE	14,380	14,002	2.7%
Retail supply of gas	972,424	1,073,563	–9.4%
Fine for continuity indicator shortfall	–37,084	–32,910	12.7%
Other operational revenues	761,856	599,075	27.2%
Taxes and charges reported as deductions from revenue	–3,427,961	–3,231,998	6.1%
Net operational revenue	9,435,991	8,819,517	7.0%

COMPANHIA ENERGÉTICA DE MINAS GERAIS S.A.	18

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Revenue from supply of electricity

	2Q24			2Q23			Change, %
	MWh	R$ ’000	Average price billed – R$/MWh (1)	MWh	R$ ’000	Average price billed – R$/MWh (1)	MWh	R$ ’000
Residential	3,150,675	3,066,719	973.35	2,944,206	2,531,656	859.88	7.0%	21.1%
Industrial	4,368,250	1,326,674	303.71	4,595,472	1,475,346	321.04	–4.9%	–10.1%
Commercial, services and others	2,447,423	1,609,719	657.72	2,424,104	1,597,321	658.93	1.0%	0.8%
Rural	779,848	599,558	768.81	805,325	538,750	668.98	–3.2%	11.3%
Public authorities	261,327	232,496	889.67	239,549	186,873	780.1	9.1%	24.4%
Public lighting	243,995	131,933	540.72	267,837	126,351	471.75	–8.9%	4.4%
Public services	192,990	174,633	904.88	252,158	167,976	666.15	–23.5%	4.0%
Subtotal	11,444,508	7,141,732	624.03	11,528,651	6,624,273	574.59	–0.7%	7.8%
Own consumption	7,710	–	–	7,370	–	–	4.6%	–
Retail supply not yet invoiced, net	–	68,410	–	–	–47,525	–	–	–
	11,452,218	7,210,142	624.03	11,536,021	6,576,748	574.59	–0.7%	9.6%
Wholesale supply to other concession holders (2)	3,952,637	966,330	244.48	4,136,944	969,884	234.44	–4.5%	–0.4%
Wholesale supply not yet invoiced, net	–	-32,395	–	–	–17,993	–	–	80.0%
Total	15,404,855	8,144,077	526.6	15,672,965	7,528,639	484.77	–1.7%	8.2%
(1)	The calculation of average price does not include revenue from supply not yet billed.
(2)	Includes Regulated Market Electricity Sale Contracts (CCEARs) and ‘bilateral contracts’ with other agents.

COMPANHIA ENERGÉTICA DE MINAS GERAIS S.A.	19

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Energy sold to final consumers

Gross revenue from sales to final consumers in 2Q24 was R$ 7,210.1 million, which compares with R$ 6,576.77 million in 2Q23, a year-on-year increase of 9.6%, in spite of the total volume of energy sold to final consumers being 0.7% lower. The difference mainly reflects a lower total of credits of PIS, Pasep and Cofins taxes being reimbursed to consumers in 2Q24: R$ 190 million, compared to R$ 562 million in 2Q23.

Wholesale supply

Revenue from wholesale supply in 2Q24 was R$ 933.9 million, compared to R$ 951.9 million in 2Q23 – reflecting volume sold 4.5% lower year-on-year.

Transmission

	2Q24	2Q23	Change %
TRANSMISSION REVENUE (R$ ’000)
Operation and maintenance	79,716	95,764	–16.8%
Infrastructure construction, strengthening and enhancement	104,891	69,802	50.3%
Financial remuneration of transmission contractual assets	134,430	107,485	25.1%
Total	319,037	273,051	16.8%

Revenue from financial remuneration of transmission contractual assets was 25.1% higher, at R$ 26.9 million, in 2Q24, mainly due to the IPCA inflation index, the basis for remuneration of the contract, being higher: +1.05% in 2Q24, compared to +0.76% in 2Q23. Construction revenue was 50.3% higher, at R$ 35.1 million, mainly due to the stage of the construction projects to enhance strengthen the Company’s networks: this phase involves significant supply of primary equipment, with high financial value. In counterpart, operation and maintenance revenue was 16.8% lower.

Gas

Gross revenue from supply of gas in 2Q24 was R$ 972.4 million, compared to R$ 1,073.6 million in 2Q23. This reflects lower volume sold to the industrial and automotive segments in 2Q24, and also a lower ‘compensation component’ being awarded in the tariff in 2024. In 2Q23 there was a contribution to revenue of R$ 24 million in these compensatory components.

Revenue from Use of Distribution Systems – The TUSD charge

	2Q24	2Q23	Change %
TUSD (R$ ’000)
Use of the Electricity Distribution System	1,251,554	1,118,367	11.9%

2Q24 revenue from the TUSD – charged to Free Consumers on the distribution of energy to them – being R$ 133.2 million higher than in 2Q23 was mainly due to the volume of energy transported for Free Clients being 6.2% higher (the main contributors being the industrial and commercial client categories).

COMPANHIA ENERGÉTICA DE MINAS GERAIS S.A.	20

Index

	2Q24	2Q23	Change %
POWER TRANSPORTED – MWh
Industrial	5,492,623	5,272,256	4.2%
Commercial	585,048	464,652	25.9%
Rural	14,789	9,251	59.9%
Public services	134,663	106,633	26.3%
Concession holders	74,376	78,183	–4.9%
Total energy transported	6,301,499	5,930,975	6.2%

Operational costs and expenses

	2Q24	2Q23	Change %
CONSOLIDATED (R$ ’000)
Electricity bought for resale	3,693,227	3,468,393	6.5%
Charges for use of national grid	817,136	704,850	15.9%
Gas purchased for resale	508,828	572,442	–11.1%
Construction cost	1,226,933	964,240	27.2%
People	416,784	321,233	29.7%
Employees’ and managers’ profit shares	43,187	36,645	17.9%
Post-employment liabilities	98,391	157,841	–37.7%
Materials	33,591	30,826	9.0%
Outsourced services	507,706	456,909	11.1%
Depreciation and amortization	337,779	303,263	11.4%
Provisions	-429,592	132,503	–424.2%
Impairments (reversal)	4,438	-335	–1424.8%
Provisions for client default	77,300	21,266	263.5%
Other operating costs and expenses, net	106,190	143,051	–25.8%
Total	7,441,898	7,313,127	1.8%

Operational costs and expenses in 2Q24 totaled R$ 7.44 billion, compared to R$ 7.31 billion in 2Q23. The main variations are: total cost of electricity purchased for resale R$ 224.8 million higher; construction cost R$ 262.7 million higher; expenditure on charges for use of the national grid R$ 112.3 million higher; the provision for client default R$ 56.0 million higher; and cost of personnel R$ 95.6 million higher – partially offset by R$ 562.1 million in reversal of provisions. See more details on costs and expenses in the pages below.

COMPANHIA ENERGÉTICA DE MINAS GERAIS S.A.	21

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Electricity purchased for resale

	2Q24	2Q23	Change %
CONSOLIDATED (R$ ’000)
Electricity acquired in Free Market	1,269,988	1,265,440	0.4%
Electricity acquired in Regulated Market auctions	1,035,152	980,749	5.5%
Distributed generation	697,974	491,669	42.0%
Supply from Itaipu Binacional	304,286	310,711	–2.1%
Physical guarantee quota contracts	214,415	228,692	–6.2%
Individual (‘bilateral’) contracts	122,958	127,295	–3.4%
Proinfa	116,081	127,895	–9.2%
Spot market	132,881	141,020	–5.8%
Quotas for Angra I and II nuclear plants	94,393	89,918	5.0%
Credits of PIS, Pasep and Cofins taxes	–294,901	–294,996	0.0%
	3,693,227	3,468,393	6.5%

The consolidated expense on electricity bought for resale in 2Q24 was R$ 3.69 billion, an increase of R$ 224.8 million (6.5%) from 2Q23. Main factors are:

▪	Expenses on energy acquired in the Regulated Market were R$ 54.4 million higher (+5.5%) than in 2Q23, reflecting (i) the annual adjustments to contracts, by the IPCA inflation index, and (ii) entry of new contracts.
▪	The expense on distributed generation was R$ 206.3 million higher (+42.0%), reflecting the increase in the number of generation units (to 273,000 in June 2024, from 231,000 in June 2023), and a 32.9% YoY increase in the volume of energy injected, to 1,487 GWh in 2Q24.
▪	The costs of energy acquired in the Free Market (the Company’s highest cost of purchased energy) totaled R$ 1,270 million, an increase of R$ 4.5 million (+0.4%) in relation to 2Q23.
▪	Costs of physical quota guarantee contracts in 2Q24 totaled R$ 214.4 million, compared to R$ 228.7 million in 2Q23. This reduction mainly reflects (i) seasonal effects in allocation of energy by Aneel, and (ii) reduction of quota contracts due to the process of privatization of Eletrobras.

Note that for Cemig D, purchased energy is a non-manageable cost: the difference between the amounts used as a reference for calculation of tariffs and the costs actually incurred is compensated for in the next tariff adjustment.

	2Q24	2Q23	Change %
Cemig D (R$ ’000)
Supply acquired in auctions on the Regulated Market	1,045,713	995,113	5.1%
Distributed generation	697,973	491,670	42.0%
Supply from Itaipu Binacional	304,286	310,711	–2.1%
Physical guarantee quota contracts	218,530	238,435	–8.3%
Individual (‘bilateral’) contracts	122,958	127,295	–3.4%
Proinfa	116,081	127,895	–9.2%
Quotas for Angra I and II nuclear plants	94,393	89,918	5.0%
Spot market – CCEE	121,879	99,298	22.7%
Credits of PIS, Pasep and Cofins taxes	-177,062	-174,303	1.6%
	2,544,751	2,306,032	10.4%

COMPANHIA ENERGÉTICA DE MINAS GERAIS S.A.	22

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Charges for use of the transmission network, and other system charges

Charges for use of the transmission network in 2Q24 totaled R$ 817.14 million, 15.9% higher than in 2Q23. The difference primarily reflects (i) entry into operation of Reserve Energy contracts under the Simplified Competitive Procedure (PCS) of 2021, with a consequent increase in the reserve energy charges in the period; (ii) dispatching of thermal plants, due to supply factors; and (iii) a lower volume of wind generation.

This is a non-manageable cost in the distribution business: the difference between the amounts used as a reference for calculation of tariffs and the costs actually incurred is compensated for in the next tariff adjustment.

Gas purchased for resale

The expense on acquisition of gas in 2Q24 was R$ 508.83 million, or 11.1% less than in 2Q23. This reflects both (i) a lower price of gas acquired for resale, and also (ii) lower quantity: total volume sold was 8.0% lower year-on-year.

Outsourced services

Expenditure on outsourced services was 11.1% (R$ 50.8 million) higher than in 2Q23, the main factors being: (i) the expense on maintenance of electrical facilities and equipment was higher by R$ 22.7 million (+13.7%); (ii) the expense on cleaning of power line pathways was R$ 10.4 million higher (+37.5%); and (iii) the expense on tree pruning was R$ 8.0 million higher (+63.3%).

Provisions for client default

The expense on provisions for losses due to client default in 2Q24 was R$ 77.3 million, compared to R$ 21.3 million in 2Q23. The low figure in 2023 mainly reflects the revision, in 3Q22, of the criteria for accounting for overdue client receivables, which had a positive effect over 12 months: in that revision, the threshold for posting 100% loss was increased from 12 to 24 months, so as to more faithfully reflect the behavior of Cemig’s clients in practice.

Provisions

The provisions in 2Q24 was a reversal of R$ 429.6 million – which compares to posting of new provisions totaling R$ 132.5 million in 2Q23. This mainly reflects the judgment won in the courts by the Company, in the first instance, canceling the charge of social security contributions on Profit Sharing. As a result, provisions previously made for that action, totaling R$ 584.4 million, were reversed.

Also in the quarter, a provision of R$ 52.6 million was made for a civil action against Cemig GT, due to reassessment of the probability of loss from possible to probable, which called for annulment of a purchase clause in a Free Market trading contract and repayment of the amounts the plaintiff had paid. In addition, the judgment to reduce the amount of the termination fine and to remove the incidence of spread in the calculation of the debt was partially granted.

Post-employment liabilities

The impact of the Company’s post-retirement obligations on operational profit in 2Q24 was an expense of R$ 98.4 million, compared to an expense of R$ 157.8 million in 2Q23. The difference is mainly due to reduction in the number of participants in the Integrated Health Plan (Plano de Saúde Integrado – PSI) due to active employees voluntarily subscribing to the new health plan, called the Premium Plan, offered by the Company.

People

Personnel expenses were R$ 416.8 million in 2Q24, compared to R$ 321.2 million in 2Q23. In May 2024 Cemig approved the 2024 Voluntary Retirement Program, which was joined by 357 employees. The expense on the program totaled R$ 78.1 million, recognized in Personnel costs.

COMPANHIA ENERGÉTICA DE MINAS GERAIS S.A.	23

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Personnel Costs

R$ million,
(excludes Voluntary retirement program)

339
335
321
303
349
324
339
4Q22
1Q23
2Q23
3Q23
4Q23
1Q24
2Q24

Number of employees – by company

86
1,307
4,203
5,596
63
1,236
3,955
5,254
55
1,209
3,761
5,025
51
1,181
3,737
4,969
118
1,090
3,710
4,918
124
1,064
3,705
4,893
130
1,090
3,794
5,014
4Q19
4Q20
4Q21
4Q22
4Q23
1Q24
2Q24
H
GT
D
Total

Finance income and expenses

	2Q24	2Q23	Change %
(R$ ’000)
Finance income	725,474	512,131	41.7%
Finance expenses	–607,355	–472,321	28.6%
Net finance income (expenses)	118,119	39,810	196.7%

For 2Q24 the Company posed consolidated net financial revenue, of R$ 118.1 million, compared to net financial revenue of R$ 39.8 million in 2Q23. Components:

▪	The main factor is a write-down, in May 2024, recognized in Finance income, of R$ 410.6 million in the liability posted as “Amounts to be repaid to consumers” – due to the estimated amount of financial updating that had been posted by Cemig D for this liability being higher than under the criterion finally used by Aneel.
▪	The Company won a legal action requesting the right to deduct from income tax the costs and expenses incurred on the Workers’ Food Program (PAT), up to a limit of 4% of tax payable, without being subject to limitations set by certain regulations in force at the time. The Company also requested recognition of the right to be reimbursed amounts paid in excess in the years 2004-2008, with monetary updating by the Selic rate. As a result of the judgment, a recoverable total of R$ 81.2 million was recognized in June 2024: R$ 50.2 million in Finance revenue, and credit of R$31 million in the income tax result.
▪	Income from cash investments, at R$ 117 million in 2Q24, R$ 11 million higher than in 2Q23 – mainly reflecting a higher volume of cash available for investment in 2024.

COMPANHIA ENERGÉTICA DE MINAS GERAIS S.A.	24

Index

▪	Monetary updating on the balances of CVA and Other financial components in tariff increases: an expense of R$ 2.7 million in 2Q24, compared to a gain (revenue) of R$ 65.5 million in 2Q23. This basically reflects the monetary updating of the Financial component “Bandeira Escassez Hídrica” approved by Aneel in the 2023 tariff process, with financial revenue recorded in 2Q23.
▪	In 2Q24 the US dollar appreciated by 11.26% against the Real, compared to a depreciation of 5.14% in 2Q23, generating an expense of R$ 214.5 million in 2Q24, compared to a gain of R$ 197.5 million in 2Q23.
▪	The fair value of the financial instrument contracted to hedge the risks connected with the Eurobonds gained R$ 70 million in value in 2Q24; and lost value of R$ 150 million in 2Q23.

Eurobonds: Effects in the quarter (R$ ’000)

	2Q24	2Q23
Effect of FX variation on the debt	–214,451	197,496
Effect on the hedge	70,018	–150,010
Net effect in Financial income (expenses)	–144,433	47,486

Equity income (gain/loss in non-consolidated investees)

	2Q24	2Q23	Change R$ ’000
Gain/loss on equity in non-consolidated investees (R$ ’000)
Taesa	51,707	41,221	10,486
Aliança Geração	–	29,191	–29,191
Paracambi	4,398	6,486	–2,088
Hidrelétrica Pipoca	6,316	2,813	3,503
Hidrelétrica Cachoeirão	832	3,261	–2,429
Guanhães Energia	3,823	2,183	1,640
Cemig Sim (Equity holdings)	3,534	3,151	383
Baguari Energia	–	1,707	–1,707
Retiro Baixo	–	949	–949
Belo Monte (Aliança Norte and Amazônia Energia)	–27,178	–21,681	–5,497
Itaocara	–4,721	–	–4,721
Total	38,711	69,281	–30,570

The gain in equity value of non-consolidated investees in 2Q24 was R$ 30.6 million lower than in 2Q23. Note that the investment in Aliança Geração, following its classification, as from April 2024, as a non-current asset held for sale, is no longer included in Equity income. The gain in value of Cemig’s stake in Aliança Geração in 2Q23 was R$ 29.2 million.

COMPANHIA ENERGÉTICA DE MINAS GERAIS S.A.	25

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CONSOLIDATED EBITDA (IFRS, and Adjusted)

Ebitda is a non-accounting metric, prepared by the Company, reconciled with its consolidated financial statements in accordance with the specifications in CVM Circular SNC/SEP 01/2007 and CVM Resolution 156 of June 23, 2022. It comprises: Net profit adjusted for the effects of: (i) Net financial revenue (expenses), (ii) Depreciation and amortization, and (iii) Income tax and the Social Contribution tax. Ebitda is not a metric recognized by Brazilian GAAP nor by IFRS; it does not have a standard meaning; and it may be non-comparable with metrics with similar titles provided by other companies. Cemig publishes Ebitda because it uses it to measure its own performance. Ebitda should not be considered in isolation or as a substitute for net profit or operational profit, nor as an indicator of operational performance or cash flow, nor to measure liquidity nor the capacity for payment of debt. In accordance with CVM Instruction 156/2022, the Company adjusts Ebitda to exclude extraordinary items which, by their nature, do not contribute to information on the potential for gross cash flow generation.

Consolidated 2Q24 Ebitda
R$ ’000	Generation	Transmission	Trading	Distribution	Gas	Holding co. and equity interests	Total
Profit (loss) for the period	315,039	108,947	101,008	1,060,437	137,823	–34,668	1,688,586
Income tax and Social Contribution tax	58,300	27,512	–576	350,163	62,904	–35,966	462,337
Net finance income (expenses)	75,996	41,764	–6,921	–305,459	11,937	64,564	–118,119
Depreciation and amortization	83,670	–60	4	224,113	24,085	5,967	337,779
Ebitda per CVM Resolution 156	533,005	178,163	93,515	1,329,254	236,749	–103	2,370,583
Net profit attributed to non-controlling stockholders	–	–	–	–	–593	–	–593
Reversal of tax provision – Social security contributions on profit sharing	–30,503	–32,967	–5,049	–513,331	–	–2,500	–584,350
Provision for civil action on an energy sale	–	–	52,647	–	–	–	52,647
Voluntary retirement program	9,312	10,064	1,541	56,468	–	763	78,148
Adjusted Ebitda	511,814	155,260	142,654	872,391	236,156	–1,840	1,916,435

Consolidated 2Q23 Ebitda
R$ ’000	Generation	Transmission	Trading	Distribution	Gas	Holding co. and equity interests	Total
Profit (loss) for the period	362,695	99,390	213,386	365,437	162,582	41,892	1,245,382
Income tax and Social Contribution tax	79,933	35,403	121,145	137,575	76,527	–80,484	370,099
Net finance income (expenses)	–10,055	1,359	–28,664	–11,565	–7,884	16,999	–39,810
Depreciation and amortization	80,078	–121	3	196,873	23,528	2,902	303,263
Ebitda per CVM Resolution 156	512,651	136,031	305,870	688,320	254,753	–18,691	1,878,934
Non-recurring and non-cash effects
Net profit attributed to non-controlling stockholders	–	–	–	–	–699	–	–699
Adjusted Ebitda	512,651	136,031	305,870	688,320	254,054	–18,691	1,878,235

COMPANHIA ENERGÉTICA DE MINAS GERAIS S.A.	26

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Ebitda of Cemig D

	2Q24	2Q23	Change %
Cemig D Ebitda – R$ ’000
Net profit for the period	1,060,436	365,439	190.2%
Income tax and Social Contribution tax	350,163	137,575	154.5%
Net finance revenue (expenses)	–305,458	–11,565	2,541.2%
Amortization	224,113	196,874	13.8%
Ebitda	1,329,254	688,323	93.1%
Reversal of tax provision – Social security contributions on profit sharing	–513,331	–	–
Voluntary retirement program	56,468	–	–
Adjusted Ebitda	872,391	688,323	26.7%

The main factors in Cemig D’s 2Q24 Adjusted Ebitda, at R$ 872.4 million, being 26.7% more than in 2Q23, were:

▪	2.9% more energy distributed than in 2Q23 (0.4% less in the captive market and 6.2% more in the Free Market), reflecting (i) high temperatures, (ii) higher industrial production, and (iii) stronger activity in commerce and services in the period. Residential consumption was up 7.0%, industrial consumption was up 2.8%, and consumption by commerce was up 3.6%.
▪	New Replacement Value (VNR) posted in 2Q24 was R$ 22.3 million, vs. R$ 46.7 million in 2Q23.
▪	Higher volume of client default provisions: R$ 72.5 million in 2Q24,vs. R$ 21.3 million in 2Q23 – mainly reflecting the revision, in 3Q22, of the rules for measurement of provisions for default, which had a positive effect in the subsequent 12 months.
▪	Post-employment expenses R$ 41.8 million lower in 2Q24, as a result of the new health plan being accepted by some of the active employees.

COMPANHIA ENERGÉTICA DE MINAS GERAIS S.A.	27

Index

Cemig GT – Ebitda

Cemig GT 2Q24 Ebitda
R$ ’000	Generation	Transmission	Trading	Equity interests	Total
Profit (loss) for the period	313,025	107,131	–22,360	–69,873	327,923
Income tax and Social Contribution tax	58,299	26,616	–13,745	–31,713	39,457
Net finance income (expenses)	75,996	41,890	–6,921	79,395	190,360
Depreciation and amortization	83,669	–	4	–	83,673
Ebitda per CVM Resolution 156	530,989	175,637	–43,022	–22,191	641,413
Reversal of tax provision – Social security contributions on profit sharing	–30,503	–32,967	–5,049	–2,500	–71,019
Voluntary retirement program	6,643	7,178	1,099	544	15,464
Provision for civil action on an energy sale	22,612	24,439	3,743	1,853	52,647
Adjusted Ebitda	529,741	174,287	–43,229	–22,294	638,505

Cemig GT 2Q23 Ebitda
R$ ’000	Generation	Transmission	Trading	Equity interests	Total
Profit (loss) for the period	363,181	97,811	9,384	–10,890	459,486
Income tax and Social Contribution tax	79,932	34,400	16,052	–26,115	104,269
Net finance income (expenses)	–10,055	1,632	–28,664	22,318	–14,769
Depreciation and amortization	80,078	–	3	–	80,081
Ebitda per CVM Resolution 156	513,136	133,843	–3,225	–14,687	629,067

Cemig GT adjusted EBITDA was R$638.5 million in 2Q24, being 1.5% higher than in 2Q23. The effects on EBITDA are as follows:

▪	A GSF better in 2Q24 – approximately 5% higher than in 2Q23.
▪	Volume of energy sold, excluding settlements on the CCEE, 24.3% lower, due to transfer of contracts to the holding company.
▪	Lower equity income (share of gain/loss in non-consolidated investees): R$ 8.3 million negative in 2Q24, vs. R$ 95 million positive in 2Q23. A significant component was equity income of R$ 27.2 million negative from Belo Monte in 2Q24.
▪	Post-employment expenses were R$ 12.5 million lower in 2Q24, as a result of the new health plan being accepted by part of the active employees.

COMPANHIA ENERGÉTICA DE MINAS GERAIS S.A.	28

Index

Investments

In 1H24 Cemig invested a total of R$ 2.45 billion, 43.1% more than in 1H23. Cemig Distribution invested the most – R$ 1.96 billion – in the half year.

Energizing of the photovoltaic solar plants began in June 2024. At Eduardo Soares (Boa Esperança), 172 of the 285 generation units solar plant are now in commercial operation; and at the Jusante solar plant, 102 of the 238 units are at the operational testing phase. These two plants are expected to be in 100% commercial operation in August-September 2024 – making a further forceful contribution to our growth in renewable generation sources.

Gasmig has begun works on the Centro-Oeste Project, with allocated capex of R$ 780 million, for construction of 300 kilometers of pipeline network.

COMPANHIA ENERGÉTICA DE MINAS GERAIS S.A.	29

Index

Debt

CONSOLIDATED (R$ ’000)	Jun. 2024	Dec. 2023	Change, %
Gross debt	11,643,438	9,831,139	18.4%
Cash and equivalents + Securities	2,995,257	2,311,464	29.6%
Net debt	8,648,181	7,519,675	15.0%
Debt in foreign currency	2,133,148	1,854,093	15.1%

CEMIG GT (R$ ’000)	Jun. 2024	Dec. 2023	Change, %
Gross debt	3,156,086	2,868,093	10.0%
Cash and equivalents + Securities	1,158,602	937,518	23.6%
Net debt	1,997,484	1,930,575	3.5%
Debt in foreign currency	2,133,148	1,854,093	15.1%

CEMIG D (R$ ’000)	Jun. 2024	Dec. 2023	Change, %
Gross debt	7,381,071	5,887,622	25.4%
Cash and equivalents + Securities	719,308	450,748	59.6%
Net debt	6,661,763	5,436,874	22.5%
Debt in foreign currency	–	–	–

In 2Q24 Cemig D amortized debt of R$ 135 million.

In March Cemig D concluded a R$ 2 billion issue of “ESG” debentures (proceeds to be used for sustainable purposes) – for which demand was 2.73 times the offering – in two series: (1) for R$ 400 million, paying the CDI rate plus 0.80% p.a., maturing in 5 years with partial amortization in the 4th year; and (2) for R$ 1.6 billion, paying IPCA inflation plus 6.1469%, p.a., with 10-year maturity and amortizations in years 8 and 9.

After this issue the average tenor of Cemig’s debt increased by approximately one year, to 3.4 years in June 2024. Leverage (Net debt/adjusted Ebitda) remains low, at 1.02x.

COMPANHIA ENERGÉTICA DE MINAS GERAIS S.A.	30

Index

2Q24
DEBT AMORTIZED – R$ ’000
Cemig GT	–
Cemig D	135,000
Others	–
Total	135,000

COMPANHIA ENERGÉTICA DE MINAS GERAIS S.A.	31

Index

Covenants – Eurobonds

Last 12 months	Jun. 2024		Dec. 2023
R$ mn	GT	H	GT	H
Net profit (loss)	2,155	5,965	2,403	5,767
Net financial revenue (expenses)	376	376	96	379
Income tax and Social Contribution tax	540	1,170	584	1,084
Depreciation and amortization	335	1,334	329	1,274
Profit (loss) in minority holdings	-38	-371	–141	–432
Provisions for change in obligation under put option	0	-	58	58
Non-operational profit (loss) – includes any gains on sales of assets, and any writeoffs of value in, or impairment of, assets	-320	-320	–289	–289
Non-recurring non-monetary expenses and/or charges.	-3	-454	–21	–57
Any non-recurring non-monetary credits or gains that increase net profit	-	-3	–	23
Non-monetary gains related to transmission and/or generation reimbursements	-562	-567	–515	–524
Dividends received in cash from minority investments (as measured in Cash flow statement)	306	175	363	592
Inflation correction on concession charges	-418	-418	–412	–412
Cash inflows related to concession charges	336	336	331	331
Cash inflows related to transmission revenue for coverage of cost of capital	845	854	738	747
Adjusted Ebitda	3,552	8,077	3,524	8,541

12 months	Jun. 2024		Dec. 2023
R$ mn	GT	H	GT	H
Consolidated debt	3,156	11,643	2,868	9,831
Derivative hedge instrument	–487	–487	–368	–368
Debt contracts with Forluz	114	504	138	611
Consolidated cash and cash equivalents and consolidated securities posted as current assets	–1,159	–2,995	–938	–2,311
Adjusted net debt	1,624	8,665	1,700	7,763

	Jun. 2024		Dec. 2023
Net debt covenant / Ebitda covenant	0.46	1.07	0.48	0.91
Limit for: (Net debt covenant) / (Ebitda covenant)	2.50	3.00	2.50	3.00
Consolidated debt with asset guarantees	–	–	–	–
(Consolidated debt with guarantees) / (Ebitda covenant)	–	–	–	–
Limit for: (Consolidated debt with guarantees) / (Ebitda covenant)	–	1.75	–	1.75

COMPANHIA ENERGÉTICA DE MINAS GERAIS S.A.	32

Index

Cemig’s long-term ratings

Cemig’s ratings have improved significantly in recent years, and are currently at their highest-ever level. In 2021 the three principal rating agencies upgraded their ratings for Cemig. In April 2022, Moody’s again upgraded its rating for Cemig, this time by one notch. In 2023, S&P, Fitch Ratings and Moody’s maintained their ratings for Cemig. In May 2024 Moody’s increased its ratings on the Brazilian scale for Cemig, Cemig D and Cemig GT from “AA.br“ to “AA+.br reflecting our success in implementing measures that increased the Company’s credit quality.

More details in this table:

COMPANHIA ENERGÉTICA DE MINAS GERAIS S.A.	33

Index

Cemig in ESG

Highlights

▪	Cemig customers with distributed generation systems will now have their energy account issued and delivered directly by the Cemig meter reader. Previously customers not opting to receive their bills by email automatically had them sent by mail. This will save Cemig more than R$ 12 million per year on bill delivery.

▪	Cemig has installed more than 3,000 reclosers at location in the distribution network throughout the state, to improve continuity of power supply, reduce costs, and avoid unnecessary outages. In 2024 Cemig will invest a total of R$ 120 million in automation of its electricity network.

▪	Cemig has launched Cemig Agro project to meet needs of the rural regions of the state of Minas Gerais. Its goal is to expand electricity supply, improve supply quality, and provide new channels for client service – aiming to reduce both outages and client response time.

▪	Cemig is in the FTSEforGood index, with a score of 3.8, an improvement of more than 9% on the previous year, and above the average for the electricity sector (2.8) in all aspects assessed – with emphasis on governance, in which Cemig’s score was 4.5 out of a total of 5. Cemig also scored maximum points in three other key aspects: anti-corruption, climate change, and biodiversity.

Environment

▪	Cemig has joined the UN’s Net Zero Movement, and monitors reduction of its activities’ CO2 emissions. The Company reduced emissions by 48.97% from 2021 to 2023. The Brazilian GHG Protocol program, the main instrument used in the country to quantify an organization’s GHG emissions, awarded Cemig its Gold Seal – its maximum level of recognition for companies that present complete, third-party-verified emissions data.

Social

▪	Mental health: Cemig has launched its Energia Mental program, promoting initiatives that help create a healthier, more welcoming work environment in terms of mental health, as a component of workplace health.

▪	Low-income communities: Cemig’s Energia Legal program regularizes connections for communities in the Greater Belo Horizonte region. Since its launch it has served 8,047 families – conducting 6,000 energy efficiency visits; donating lamps; providing safety and consumption guidelines; installing 4,500 connection installations for low-income families free of charge; and registering 2,250 families for the social (low-income) electricity tariff (TSEE).

Governance

▪	Cemig has Sarbanes-Oxley Law (SOX) certification for its financial statements, with no material weakness reported. This is acknowledgment that Cemig’s internal controls are solid, as a result of assertive measures taken in recent years.

Cemig in the key sustainability indices

COMPANHIA ENERGÉTICA DE MINAS GERAIS S.A.	34

Index

Indicators

	1Q24	2Q24
Climate change and renewable energy
% of generation from renewable sources	100%	100%
Consumption of electricity per employee (MWh)	2.26	2.11
Consumption of renewable fuels (GJ)	35,620	153,415
Consumption of non-renewable fuels (GJ)	851,121	768,881
Index of energy losses in the national grid (Cemig GT)(%)	2.51	2.44
I–REC (renewable-source) certificates sold	1,627,823	333,159
Cemig renewable source RECs sold	1,667,149	322,211
Number of smart meters installed	30,179	25,574

Impact and environmental protection

Number of transformers refurbished	233	0
Percentage of waste sent for reuse	98.00%	98.99

Water resources
Water consumption (m³)	49,039.62	50,669.95
Surface Water Monitoring Management Indicator (%)	100	100

Sustainable social development

Allocation to the Children’s and Adolescents’ Fund (FIA) (R$)	814,970	874,932
Allocated to the Fund for the Aged (R$)	814,970	874,932
Allocated via the Sports Incentive Law (R$)	1,629,939.79	1,749,865
Allocated to culture (R$)	19,997,993	24,040,837
Number of homes connected via the Energia Legal program	3,714	4,138

Health and safety
Accident frequency rate (employees + outsourced)	3.46	3.78
Number of fatal or non-fatal accidents with the population	20	42

Transparency
% of shares held by members of Boards	0.01	0
Number of independent members of the Board of Directors	10	8

Ethics and Integrity
Total accusations received	136	182
Total completed cases ruled valid or partially valid	47	19

Diversity and equity
Number of registered employees	4,893	5,013
White employees, %	57.1%	56.1%
African-Brazilian employees, %	38.3%	39.4%
Mixed-race employees, %	0.5%	0.4%
Indigenous-origin employees, %	0.1%	0.1%
Employees not declaring race, %	4.1%	3.9%
Women in Cemig workforce, %	14.1%	14.2%
Women in leadership positions: %	19.7%	19.5%
African-Brazilians in leadership positions, %	17.2%	18.0%
Employees below age 30, %	5.7%	7.5%
Employees aged 30 to 50, %	60.6%	60.7%
Employees aged over 50, %	33.6%	31.7%

COMPANHIA ENERGÉTICA DE MINAS GERAIS S.A.	35

Index

Performance of Cemig’s shares

	Jun. 30, 2024	Dec. 31, 2023	Change, %
Prices (2)
CMIG4 (PN) at the close (R$/share)	9.89	8.42	17.48%
CMIG3 (ON) at the close (R$/share)	12.22	11.18	9.33%
CIG (ADR for PN shares), at close (US$/share)	1.73	1.69	2.45%
CIG.C (ADR for ON shares) at close (US$/share)	2.38	3.12	–23.72%
XCMIG (Cemig PN shares on Latibex), close (€/share)	2.36	1.88	25.53%
Average daily volume
CMIG4 (PN) (R$ mn)	141.46	131.35	7.70%
CMIG3 (ON) (R$ mn)	4.85	7.82	–37.98%
CIG (ADR for PN shares) (US$ mn)	5.03	8.98	–43.99%
CIG.C (ADR for ON shares) (US$ mn)	0.56	0.17	229.41%
Indices
IEE	88,289	94,957	–7.02%
IBOV	123,907	134,185	–7.66%
DJIA	39,119	37,689	3.79%
Indicators
Market valuation at end of period, R$ mn	30,521	27,948	9.21%
Enterprise value (EV)(1) R$ mn	37,675	35,892	4.97%
Dividend yield of CMIG4 (PN) (3) %	10.92	11.24	–0.32 pp
Dividend yield of CMIG3 (ON) (3) %	8.84	8.53	0.31 pp
(1) EV = Market valuation [= R$/share x number of shares] + consolidated Net debt.
(2) Share prices adjusted for corporate action payments, including dividends.
(3) (Dividends distributed in last four quarters) / (Share price at end of the period).

Considering the traded volume of ON and PN shares, Cemig was the fourth most traded company among companies in the national electricity sector and one of the most traded on the Brazilian capital market in1H24.On the NYSE, Cemig’s preferred ADRs (CIG) traded US$622.8 million in 1H24 – reflecting investors’ continued recognition of Cemig as a global investment option. In São Paulo, the benchmark Ibovespa index of the B3 Stock Exchange fell 7.66% in in1H24, while Cemig’s PN (preferred) shares rose 17.48% and its ON shares rose 9.33%. These were the highest rises of any Brazilian power sector stock in the period. In New York the ADRs for Cemig’s preferred shares rose 2.45% in the period, and the ADRs for the common shares fell 23.72%.

COMPANHIA ENERGÉTICA DE MINAS GERAIS S.A.	36

Index

Cemig generation plants

Plant	Company	Cemig physical guarantee (MW)	Concession ends	Type	Cemig interest

Emborcação	Cemig GT	1,192	475	May 2027	Hydro plant	100.00%
Nova Ponte	Cemig GT	510	257	Aug. 2027	Hydro plant	100.00%
Três Marias	Cemig GT	396	227	Jan. 2053	Hydro plant	100.00%
Irapé	Cemig GT	399	198	Sep. 2037	Hydro plant	100.00%
Salto Grande	Cemig GT	102	74	Jan. 2053	Hydro plant	100.00%
Sá Carvalho	Sá Carvalho	78	54	Aug. 2026	Hydro plant	100.00%
Rosal	Rosal Energia	55	28	Dec. 2035	Hydroelectric	100.00%
Itutinga	Cemig Ger. Itutinga	52	27	Jan. 2053	Hydro plant	100.00%
Camargos	Cemig Ger. Camargos	46	22	Jan. 2053	Hydro plant	100.00%
Volta do Rio	Cemig GT	42	18	Dec. 2031	Wind plant	100.00%
Poço Fundo	Cemig GT	30	17	May 2052	Small Hydro	100.00%
Pai Joaquim	Cemig PCH	23	14	Oct. 2032	Small Hydro	100.00%
Piau	Cemig Ger. Sul	18	14	Jan. 2053	Hydro plant	100.00%
Praias do Parajuru	Cemig GT	29	8	Sep. 2032	Wind plant	100.00%
Gafanhoto	Cemig Ger. Oeste	14	7	Jan. 2053	Hydro plant	100.00%
Peti	Cemig Ger. Leste	9	6	Jan. 2053	Hydro plant	100.00%
Joasal	Cemig Ger. Sul	8	5	Jan. 2053	Hydro plant	100.00%
Queimado	Cemig GT	87	53	July 2034	Hydroelectric	82.50%
Belo Monte	Norte	1,313	534	July. 2046	Hydroelectric	11.69%
Paracambi	Paracambi Energética	12	10	Jan. 2034	Small Hydro	49.00%
Cachoeirão	Hidrelétrica Cachoeirão	13	8	Sep. 2033	Small Hydro	49.00%
Pipoca	Hidrelétrica Pipoca	10	6	Dec. 2034	Small Hydro	49.00%
Others		84	41
Subtotal		4,522	2,103
Cemig Sim (MWp)	Equity interests	29	–		Solar plant	49.00%
Cemig Sim (MWp)	Owned	36	–		Solar plant	100.00%
Total		4,587	2,103

Solar generation – expansion

Project	Company	Installed capacity MWac	Capacity MWp	Planned start of operation
Advogado Eduardo Soares (Boa Esperança)	Cemig GT	85.0	105.0	Jun. 2024 – Sep. 2024
Três Marias Jusante	Cemig GT	70.0	88.0	Jun. 2024 – Sep. 2024
Ouro Solar	Cemig SIM	42.0	59.5	Oct. 2024 – Jan. 2025
Bloco Azul	Cemig SIM	21.5	30.6	Oct. 2024 – Jun. 2025
Solar do Cerrado	Cemig SIM	50.0	70.0	Jun. 2024 – Nov. 2025
Total		268.5	353.1

COMPANHIA ENERGÉTICA DE MINAS GERAIS S.A.	37

Index

RAP in the 2024–2025 cycle

The Permitted Annual Revenue RAP of Cemig, including the Adjustment Component, received an increase of 18.8% as from July 2024.

The main aspects taken into account in this calculation were: (i) inflation, in the period; (ii) strengthening and enhancements of the network; and (iii) flow from reprofiling of the national grid ‘financial component’.

Cemig GT: Permitted Annual Revenue (RAP) in the 2024–2025 cycle – as per Aneel Ratifying Resolution (ReH) 3348/2024
R$ ’000	RAP	Adjustment component	Total	Expiration
Cemig	1,243,011	115,284	1,358,295
Cemig GT	1,161,990	117,855	1,279,845	Dec. 2042
Cemig Itajubá	43,096	-1,524	41,572	Oct. 2030
Centroeste	26,008	-1,284	24,724	Mar. 2035
Sete Lagoas	11,917	237	12,154	Jun. 2041
Taesa (Cemig stake: 21.68%)	625,278	-32,793	592,485
TOTAL RAP			1,950,780

REIMBURSEMENT FOR NATIONAL GRID ASSETS*
R$ ’000	2020–21	2021–22	2022–23	2023–24	2024–25[1]	2025–6, through 2027–8	2028–9, through 2032–3
Economic	144,547	144,547	144,547	144,375	21,662	83,019	26,039
Financial	332,489	88,662	129,953	275,556	275,556	275,556	–
TOTAL	477,036	233,209	274,500	419,931	297,218	358,575	26,039

* The figures for indemnity/reimbursement of National Grid components are included in the RAP of Cemig (first table).

(1) 2024-2025 includes the Adjustment Component for postponement of the 2023 Review.

Cemig currently has state environmental (REA) approval from Minas Gerais for additional large-scale strengthening and enhancement works, with total capex of R$ 820 million, and for investments of R$ 220 million related to Lot 1 of Auction 02/2022 (with completion of works planned for 2028).

Planned operational startup date	Capex (R$ ’000)	RAP (R$ ’000)
2024	233,722	35,176
2025	301,424	49,239
2026	207,363	33,103
2027	77,945	12,825
2028	219,615	3,721
Total	1,040,069	134,064

COMPANHIA ENERGÉTICA DE MINAS GERAIS S.A.	38

Index

Regulatory Transmission Revenue

Regulatory Transmission Revenue – 2Q24
R$ ’000	Cemig GT	Centroeste	Sete Lagoas
REVENUE	408,359	7,591	2,865
Transmission operations revenue	408,359	7,591	2,865
Taxes on revenue	–34,950	–281	–265
PIS and Pasep taxes	–6,235	–50	–47
Cofins tax	–28,715	–231	–218
ISS tax	–	–	–
Sector charges	–85,933	–251	–116
Research and Development (R&D)	–2,818	–70	–9
Global Reversion Reserve (RGR)	–	–154	–98
Energy Development Account (CDE)	–67,076	–	–
Electricity Services Inspection Charge (TFSEE)	–1,115	–27	–9
Other charges	–14,924	–	–
Net revenue	287,476	7,059	2,484

Complementary information

Cemig D

MARKET OF CEMIG D (GWh)
QUARTER	CAPTIVE	TUSD – ENERGY (1)	ETD (2)	TUSD – DEMAND (3)
1Q22	5,738	5,397	11,136	36.2
2Q22	6,050	5,853	11,904	36.7
3Q22	5,942	5,790	11,733	34.7
4Q22	6,047	5,755	11,802	40.5
1Q23	5,723	5,566	11,289	38
2Q23	5,949	6,058	12,007	38.5
3Q23	5,812	6,028	11,840	39.2
4Q23	6,376	6,068	12,445	39.9
1Q24	5,930	6,097	12,027	40.4
2Q24	5,924	6,301	12,225	42.4

(1) This refers to the ‘energy’ portion for calculation of the regulatory charges to Free Clients (‘Portion A’).

(2) Total energy distributed.

(3) Sum of TUSD billed, according to demand contracted (‘Portion B’).

COMPANHIA ENERGÉTICA DE MINAS GERAIS S.A.	39

Index

Cemig D	2Q24	1Q24	2Q23	Change %	Change %
Operational revenue (R$ mn)				1Q – 2Q	2Q – 2Q
Supply of electricity	5,882	5,727	5098	2.7%	15.4%
Reimbursement to consumers of PIS/Pasep/Cofins tax credits	190	323	562	–41.2%	–66.2%
TUSD	1,261	1,178	1126	7.0%	12.0%
CVA and Other financial components in tariff adjustments	-57	76	-165	–	–65.5%
Construction revenue	1,079	859	860	25.6%	25.5%
Adjustment to expectation of cash flow from reimbursable concession financial assets (New Replacement Value (VNR))	22	31	47	–29.0%	–53.2%
Others	673	513	524	31.2%	28.4%
Subtotal	9,050	8,707	8,052	3.9%	12.4%
Deductions	2,723	2,737	2,503	–0.5%	8.8%
Net revenue	6,327	5,970	5,549	6.0%	14.0%

Cemig D	2Q24	1Q24	2Q23	Change %	Change %
Operational expenses (R$ mn)				1Q – 2Q	2Q – 2Q
People	283	210	217	34.8%	30.4%
Employee profit shares	29	25	26	16.0%	11.5%
Post-employment obligations	64	96	106	–33.3%	–39.6%
Materials	26	23	25	13.0%	4.0%
Outsourced services	425	446	377	–4.7%	12.7%
Amortization	224	217	196	3.2%	14.3%
Provisions	–379	191	106	–298.4%	-457.5%
Charges for use of the national grid	850	875	733	–2.9%	16.0%
Electricity purchased for resale	2,545	2,399	2,306	6.1%	10.4%
Construction cost	1,079	859	860	25.6%	25.5%
Other expenses	76	99	106	–23.2%	–28.3%
Total	5,222	5,440	5,058	-4.0%	3.2%

Cemig D	2Q24	1Q24	2Q23	Change %	Change %
Profit and loss accounts				1Q – 2Q	2Q – 2Q
Net revenue	6,327	5,970	5,549	6.0%	14.0%
Operational expenses	5,222	5,440	5,058	–4.0%	3.2%
Operational profit	1,105	530	491	108.5%	125.1%
EBITDA	1,329	746	688	78.2%	93.2%
Net finance income (expenses)	306	–109	12	–380.7%	2,450.0%
Provision for income tax, Social Contribution tax and deferred income tax	–350	–99	–137	253.5%	155.5%
Net profit	1,060	322	365	229.2%	190.4%

COMPANHIA ENERGÉTICA DE MINAS GERAIS S.A.	40

Index

Cemig GT

Cemig GT – Operational revenue	2Q24	1Q24	2Q23	Change %	Change %
(R$ mn)				1Q – 2Q	2Q – 2Q
Sales to final consumers	777	737	1,008	5.4%	–22.9%
Wholesale supply	409	429	521	-4.7%	–21.5%
Charges for Use of the Transmission Network	177	162	182	9.3%	–2.7%
Gain on financial updating of Concession grant fee	107	129	95	–17.1%	12.6%
Transactions in electricity on CCEE	2	28	9	–92.9%	–77.8%
Construction revenue	100	60	68	66.7%	47.1%
Financial remuneration of transmission contractual assets	136	149	105	–8.7%	29.5%
Generation reimbursement	21	21	23	0.0%	–8.7%
Others	33	34	27	–2.9%	22.2%
Subtotal	1,762	1,749	2,038	0.7%	–13.5%
Deductions	345	346	406	–0.3%	–15.0%
Net revenue	1,417	1,403	1,632	1.0%	–13.2%

Cemig GT – Operational expenses	2Q24	1Q24	2Q23	Change %	Change %
(R$ mn)				1Q – 2Q	2Q – 2Q
People	99	83	80	19.3%	23.8%
Employee profit shares	11	9	9	22.2%	22.2%
Post-employment obligations	20	29	33	–31.0%	–39.4%
Materials	6	6	5	0.0%	20.0%
Outsourced services	62	56	64	10.7%	–3.1%
Depreciation and amortization	84	84	80	0.0%	5.0%
Provisions	-18	13	14	–238.5%	–228.6%
Provisions (reversals) for client default	2	-4	–	–150.0%	–
Loss on other credits	16	–	–	–	–
Charges for use of the national grid	73	73	64	0.0%	14.1%
Electricity purchased for resale	390	341	684	14.4%	–43.0%
Construction cost	73	26	47	180.8%	55.3%
Impairment	4	23	–	–82.6%	–
Put option – SAAG	–	–	25	–	–100.0%
Gain on sale of assets	–	-43	–	–100.0%	–
Other expenses	22	-3	4	–833.3%	450.0%
Total	844	693	1,109	21.8%	-23.9%

COMPANHIA ENERGÉTICA DE MINAS GERAIS S.A.	41

Index

Cemig GT – Income statements	2Q24	1Q24	2Q23	Change %	Change %
(R$ mn)				1Q – 1Q	2Q – 2Q
Net revenue	1,417	1,403	1,632	1.0%	–13.2%
Operational expenses	844	693	1,109	21.8%	–23.9%
Operational profit	573	710	523	–19.3%	9.6%
Gain (loss) in non-consolidated investees	–16	8	26	–300.0%	–161.5%
EBITDA	641	801	629	–20.0%	1.9%
Net finance income (expenses)	–190	–69	14	175.4%	–1,457.1%
Provision for income tax, Social Contribution tax and deferred income tax	–40	–155	–104	–74.2%	–61.5%
Net profit	328	494	459	–33.6%	–28.5%

Cemig, Consolidated

Revenue from supply of electricity	2Q24	1Q24	2Q23	Change	Change
(GWh)				1Q – 2Q	2Q – 2Q
Residential	3,151	3,250	2,944	–3.0%	7.0%
Industrial	4,368	4,130	4,595	5.8%	–4.9%
Commercial	2,447	2,548	2,424	–4.0%	0.9%
Rural	780	624	805	25.0%	–3.1%
Other	699	721	761	–3.1%	–8.1%
Subtotal	11,445	11,273	11,529	1.5%	–0.7%
Own consumption	7	8	7	–12.5%	0.0%
Wholesale supply to other concession holders	3,953	4,276	4,137	–7.6%	–4.4%
TOTAL	15,405	15,557	15,673	–1.0%	–1.7%

Consolidated – Revenue from supply of electricity	2Q24	1Q24	2Q23	Change	Change
(R$ mn)				1Q – 2Q	2Q – 2Q
Residential	3,067	3,126	2,532	–1.9%	21.1%
Industrial	1,327	1,299	1,475	2.2%	–10.0%
Commercial	1,610	1,674	1,597	–3.8%	0.8%
Rural	600	533	539	12.6%	11.3%
Other	538	541	481	–0.6%	11.9%
Subtotal	7,142	7,173	6,624	–0.4%	7.8%
Retail supply not yet invoiced, net	68	–155	–48	–	–
Wholesale supply to other concession holders	934	1,002	953	–6.8%	–2.0%
TOTAL	8,144	8,020	7,529	1.5%	8.2%

COMPANHIA ENERGÉTICA DE MINAS GERAIS S.A.	42

Index

Consolidated – Net revenue	2Q24	1Q24	2Q23	Change	Change
(R$ mn)				1Q – 2Q	2Q – 2Q
Sales to final consumers	7,210	7,017	6,577	2.8%	9.6%
Wholesale supply	934	1,002	952	-6.8%	-1.9%
TUSD	1,252	1,169	1,118	7.1%	12.0%
CVA and Other financial components in tariff adjustments	–57	76	–165	–	–65.5%
Reimbursement to consumers of PIS, Pasep and Cofins tax credits	190	323	562	–41.2%	–66.2%
Transmission revenue	80	67	96	19.4%	–16.7%
Financial remuneration on transmission contract	134	151	107	–11.3%	25.2%
Transactions in electricity on CCEE	14	41	14	–65.9%	0.0%
Supply of gas	972	920	1,074	5.7%	–9.5%
Construction revenue	1,259	956	986	31.7%	27.7%
Others	876	772	731	13.5%	19.8%
Subtotal	12,864	12,494	12,052	3.0%	6.7%
Taxes and charges reported as deductions from revenue	3,428	3,436	3,232	–0.2%	6.1%
Net revenue	9,436	9,058	8,820	4.2%	7.0%

Operational expenses	2Q24	1Q24	2Q23	Change	Change
(R$ mn)				1Q – 2Q	2Q – 2Q
People	417	324	321	28.7%	29.9%
Profit shares	43	39	37	10.3%	16.2%
Post-employment liabilities	98	142	158	–31.0%	–38.0%
Materials	34	29	31	17.2%	9.7%
Outsourced services	508	519	457	–2.1%	11.2%
Electricity bought for resale	3,693	3,511	3,468	5.2%	6.5%
Depreciation and amortization	338	329	303	2.7%	11.6%
Provisions	–430	140	133	–	–
Impairment	4	23	–	–82.6%	–
Charges for use of the national grid	817	843	705	–3.1%	15.9%
Gas purchased for resale	509	510	572	–0.2%	–11.0%
Infrastructure construction costs	1,227	921	964	33.2%	27.3%
Provisions for client default	77	76	21	1.3%	266.7%
Other operational expenses, net	107	103	143	3.9%	–25.2%
Gain on sale of investment	–	(43.00)	–	–	–
Total	7,442	7,466	7,313	-0.3%	1.8%

COMPANHIA ENERGÉTICA DE MINAS GERAIS S.A.	43

Index

Consolidated – Finance income (expenses)	2Q24	1Q24	2Q23	Change	Change
(R$ mn)				1Q – 2Q	2Q – 2Q
Finance income
Income from cash investments	117	65	106	80.0%	10.4%
Late fees on sale of electricity	74	75	80	-1.3%	-7.5%
Inflation adjustment – CVA	-	2	65	-100.0%	-100.0%
Monetary updating on Court escrow deposits	15	18	22	-16.7%	-
Pasep and Cofins taxes charged on financial revenues	-49	-41	-49	19.5%	0.0%
Gains on financial instruments – Swap	70	42	-	66.7%	0
Foreign exchange variations – Loans and debentures	-	-	197	-	-100.0%
Monetary updating – PIS/Pasep/Cofins tax credits	406	-	-	-	-
Monetary updating - credits of income tax charged on PAT	50	-	-	-	-
Others	42	57	91	-26.3%	-53.8%
	725	218	512	232.6%	41.6%

Finance expenses
Borrowing cost – Loans and debentures	241	219	233	10.0%	3.4%
FX variations – Loans and debentures	214	59	–	–	–
Monetary updating – loans and financings	53	55	22	–3.6%	140.9%
Charges and monetary updating on post-employment liabilities	1	2	6	–50.0%	–83.3%
Updating on PIS, Pasep and Cofins tax repayments	–	15	17	–100.0%	–100.0%
Losses on financial instruments – Swap	–	–	150	–	-100.0%
Others	98	49	44	100.0%	122.7%
	607	399	472	52.1%	28.6%

Net finance income (expenses)	118	–181	40	–165.2%	195.0%

Consolidated profit and loss account	2Q24	1Q24	2Q23	Change	Change
(R$ mn)				1Q – 2Q	2Q – 2Q
Net revenue	9,436	9,058	8,820	4.2%	7.0%
Operational expenses	7,442	7,466	7,313	–0.3%	1.8%
Operational profit	1,994	1,592	1,507	25.3%	32.3%
Gain (loss) in non-consolidated investees	39	91	69	–57.1%	–43.5%
EBITDA	2,371	2,011	1,879	17.9%	26.2%
Net finance income (expenses)	118	–181	40	–165.2%	195.0%
Provision for income tax, Soc. Contr., and deferred income tax	–462	–349	–370	32.4%	24.9%
Net profit	1,689	1,153	1,245	46.5%	35.7%

Recurring profit: reconciliation
R$ mn	2Q24	2Q23
Net profit – R$ mn	1,689	1,245
Reversal of tax provision – Social security contributions on profit sharing	–386	–
PIS/Cofins taxes repayable to consumers – Reversal	–271	–
FX exposure – Eurobond hedge	95	–31
Civil action provision – Power purchase agreement	35	–
Legal action on the PAT (Workers’ Food Program)	–80	–
Voluntary retirement program	52	–
Net profit – R$ mn	1,134	1,214

COMPANHIA ENERGÉTICA DE MINAS GERAIS S.A.	44

Index

Cash flow statement	1H24	1H23
(R$ mn)
Cash at start of period	1,537	1,441
Cash from operations	2,921	2,741
Net profit	2,841	2,644
Recoverable taxes	37	359
Depreciation and amortization	667	608
CVA and Other financial components in tariff adjustments	-19	144
Gain (loss) in non-consolidated investees	-129	-222
Adjustment of expectation of cash flow from financial and concession contract assets	-685	-672
Interest and inflation adjustment	418	280
Provisions for client default	153	87
Provisions for contingencies	-327	178
Current and deferred income tax and Social Contribution tax	811	725
Reimbursement to consumers of PIS, Pasep and Cofins tax credits	-513	-1,258
Reversal of amounts repayable to consumers	-411	-
Gain on sale of assets	-43	-
Dividends and Interest on Equity received	213	204
Interest paid on loans and debentures	-442	-476
Change in fair value of derivatives – Swap and options	-112	163
FX variation on loans	273	-301
Post-employment liabilities	244	275
Other	-55	3
Investment activity	-2,790	-2,476
Cash investments	-620	191
Investees: acquisition of holdings, cash injections	-16	-6
Reduction of share capital in investee	48	-
Disposal of assets	101	30
PP&E, Intangible; Other / gas distribution infrastructure++	-2,303	-2,691
Financing activities	-104	477
Leasing liabilities paid	-36	-35
Dividends and Interest on Equity paid	-1,438	-912
Loans and debentures paid	-576	-564
Loans obtained	1,946	1,988
Available at end of period	1,564	2,183

COMPANHIA ENERGÉTICA DE MINAS GERAIS S.A.	45

Index

Statement of financial position – Assets	Jun. 30, 2024	Dec. 31, 2023
(R$ mn)
CURRENT
Cash and cash equivalents	1,564	1,537
Securities	1,353	774
Consumers, Traders, concession holders (power transport)	5,219	5,434
Concession financial and sector assets	812	814
Contractual assets	889	850
Recoverable taxes	543	635
Income and Social Contribution taxes recoverable	7	411
Derivative financial instruments	487	368
Dividends receivable	56	50
Public Lighting Contribution	257	261
Other assets	718	677
Assets classified as held for sale	1,157	58
TOTAL, CURRENT	13,062	11,869
NON-CURRENT
Securities	78	–
Consumers, Traders, concession holders (power transport)	41	43
Recoverable taxes	1,353	1,319
Income and Social Contribution taxes recoverable	565	445
Deferred income tax and Social Contribution tax	2,726	3,045
Escrow deposits in litigation	1,276	1,243
Accounts receivable from Minas Gerais State	46	13
Concession financial and sector assets	6,142	5,726
Contractual assets	8,353	7,676
Investments	3,376	4,632
Property, plant and equipment	3,423	3,256
Intangible	15,791	15,249
Right ++of use	390	398
Other assets	119	86
TOTAL, NON-CURRENT	43,679	43,131

TOTAL ASSETS	56,741	55,000

COMPANHIA ENERGÉTICA DE MINAS GERAIS S.A.	46

Index

Balance sheet – Liabilities	Jun. 30, 2024	Dec. 31, 2023
(R$ mn)
CURRENT
Suppliers	2,760	3,017
Regulatory charges	388	487
Employees’ and managers’ profit shares	88	165
Taxes	551	644
Income tax and Social Contribution tax	134	111
Interest on Equity, and dividends, payable	2,227	2,924
Loans and debentures	4,658	2,630
Payroll and related charges	339	239
Public Lighting Contribution	410	425
Post-employment liabilities	229	329
Accounts payable for energy generated by consumers	967	705
Amounts to be returned to consumers	341	854
Leasing liabilities	75	79
Other liabilities	460	486
TOTAL, CURRENT	13,627	13,095

NON-CURRENT
Regulatory charges	181	90
Loans and debentures	6,986	7,201
Taxes	357	362
Deferred income tax and Social Contribution tax	1,199	1,112
Provisions	1,752	2,200
Post-employment liabilities	5,173	5,088
Amounts to be returned to consumers	277	664
Leasing liabilities	354	354
Other liabilities	157	178
TOTAL, NON-CURRENT	16,436	17,249
TOTAL LIABILITIES	30,063	30,344

STOCKHOLDERS’ EQUITY
Share capital	14,309	11,007
Capital reserves	393	2,250
Profit reserves	11,595	13,041
Equity valuation adjustments	–1,661	–1,648
Retained earnings	2,037	–
ATTRIBUTABLE TO CONTROLLING STOCKHOLDERS	26,673	24,650
ATTRIBUTABLE TO NON-CONTROLLING STOCKHOLDER	5	6
STOCKHOLDERS’ EQUITY	26,678	24,656
TOTAL LIABILITIES AND EQUITY	56,741	55,000

COMPANHIA ENERGÉTICA DE MINAS GERAIS S.A.	47

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Disclaimer

Certain statements and estimates in this material may represent expectations about future events or results which are subject to risks and uncertainties that may be known or unknown. There is no guarantee that events or results will occur as referred to in these expectations.

These expectations are based on the present assumptions and analyses from the point of view of our management, in accordance with their experience and other factors such as the macroeconomic environment, market conditions in the electricity sector, and expected future results, many of which are not under our control.

Important factors that could lead to significant differences between actual results and the projections about future events or results include: Cemig’s business strategy, Brazilian and international economic conditions, technology, our financial strategy, changes in the electricity sector, hydrological conditions, conditions in the financial and energy markets, uncertainty on our results from future operations, plans and objectives, and other factors. Due to these and other factors, our results may differ significantly from those indicated in or implied by such statements.

The information and opinions herein should not be understood as a recommendation to potential investors, and no investment decision should be based on the veracity, currentness or completeness of this information or these opinions. None of our staff nor any party related to any of them or their representatives shall have any responsibility for any losses that may arise as a result of use of the content of this presentation.

To evaluate the risks and uncertainties as they relate to Cemig, and to obtain additional information about factors that could give rise to different results from those estimated by Cemig, please consult the section on Risk Factors included in the Reference Form filed with the Brazilian Securities Commission (CVM) – and in the 20-F Form filed with the U.S. Securities and Exchange Commission (SEC).

Financial amounts are in R$ million (R$ mn) unless otherwise stated. Financial data reflect the adoption of IFRS.

COMPANHIA ENERGÉTICA DE MINAS GERAIS S.A.	48

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OUR ENERGY
TRANSFORMS
INVESTOR RELATIONS
+55 31 3506–5024 |
ri@cemig.com.br
WWW.RI.CEMIG.COM.BR
CEMIG

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2.	Notice to Shareholders dated August 13, 2024 – Declaration of Dividends

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COMPANHIA ENERGÉTICA DE MINAS GERAIS - CEMIG

PUBLICLY-HELD COMPANY

CORPORATE TAXPAYER’S ID (CNPJ): 17.155.730/0001-64

COMPANY REGISTRY (NIRE): 31300040127

NOTICE TO SHAREHOLDERS

Declaration of Dividends

We hereby inform our shareholders that the Board of Directors approved today the declaration of Additional dividends by using the full balance of the Reserve for Mandatory Undistributed Dividends, as detailed below:

1.	Gross amount: R$1,419,847 thousand (one billion, four hundred and nineteen million, eight hundred and forty-seven thousand reais)

2.	Gross amount per share: R$0.49635976470 per share;

3.	Date “with rights”: common and preferred shareholders of record on August 26, 2024, will be entitled to the payment;

4.	Date “ex-rights”: August 26, 2024;

5.	Payment date: August 30, 2024.

Shareholders whose shares are not held in custody at CBLC and whose registration data is outdated are advised to go to a branch of Banco Itaú Unibanco S.A. (the institution managing CEMIG’s Registered Share System) bearing their personal documents for the due update of their registration data.

August 13, 2024

Leonardo George de Magalhães

Vice President of Finance and Investor Relations

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3.	Material Fact dated August 13, 2024 – Conclusion of the disposal of the equity interest held in Aliança Energia

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COMPANHIA

ENERGÉTICA DE MINAS GERAIS - CEMIG

PUBLICLY-HELD COMPANY

CORPORATE TAXPAYER’S ID (CNPJ): 17.155.730/0001-64

COMPANY REGISTRY (NIRE): 31300040127

CEMIG GERAÇÃO E TRANSMISSÃO S.A.

PUBLICLY-HELD COMPANY

CORPORATE TAXPAYER’S ID (CNPJ): 06.981.176/0001-58

COMPANY REGISTRY (NIRE): 31300020550

MATERIAL FACT

Conclusion of the disposal of the equity interest held in Aliança Energia

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG (“CEMIG or Company”), a publicly-held company with shares traded on the stock exchanges of São Paulo, New York, and Madrid, under CVM Resolution 44/2021, of August 23, 2021, hereby informs to the Brazilian Securities and Exchange Commission (“CVM”), B3 S.A. – Brasil, Bolsa, Balcão (“B3”), and the market in general, further to the disclosure of a Material Fact on March 27, 2024, that CEMIG GERAÇÃO E TRANSMISSÃO S.A. (“CEMIG GT”), the wholly-owned subsidiary of Cemig, concluded today the disposal of its 45% stake held in Aliança Energia S.A. (“Aliança”) to Vale S.A. (“Vale”).

The Closing Installment came to R$2.74 billion, equivalent to the Price of R$2.70 billion on the reference date of June 30, 2023, adjusted by the CDI since the reference date, less dividends distributed by Aliança to CEMIG GT in the period, which total R$298.78 million, in historical values.

The disposal was negotiated under the “lump-sum purchase” category, exempting CEMIG GT from a potential indemnification related to Aliança.

This operation is in line with the Company’s Strategic Planning, which provides for the divestment of interests in which CEMIG does not hold the shareholding control.

CEMIG and CEMIG GT reaffirm their commitment to keeping shareholders, the market in general, and other stakeholders duly and timely informed, under the rules issued by the CVM and the legislation in force.

Belo Horizonte, August 13, 2024

Leonardo George de Magalhães

Chief Finance and Investor Relations Officer

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4.	Notice to Shareholders dated September 17, 2024 - Declaration of Interest on Equity

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COMPANHIA ENERGÉTICA DE MINAS GERAIS - CEMIG

PUBLICLY-HELD COMPANY

CORPORATE TAXPAYER’S ID (CNPJ): 17.155.730/0001-64

Company Registry (NIRE): 31300040127

NOTICE TO SHAREHOLDERS

Declaration of Interest on Equity

We hereby inform our shareholders that the Executive Board approved the declaration of Interest on Equity - IoE. Detailed information about the payment is as follows:

1.	Gross amount: R$472,591,000.00 (four hundred and seventy-two million, five hundred and ninety-one thousand reais);

2.	Gross amount per share: R$0.16520222078 per share, to be paid with the mandatory minimum dividend for 2024, with a 15% withholding income tax, except for shareholders exempt from said withholding, under the law in force;

3.	Date “with rights”: shareholders of record on September 23, 2024, holding common and preferred shares will be entitled to the payment;

4.	Date “ex-rights”: September 24, 2024;

5.	Payment date: 2 (two) equal installments, the first of which to be paid by June 30, 2025, and the second by December 30, 2025.

Shareholders whose shares are not held in custody at CBLC and whose registration data is outdated are advised to go to a branch of Banco Itaú Unibanco S.A. (the institution managing CEMIG’s Registered Share System) bearing their personal documents for the due update of their registration data.

Belo Horizonte, September 17, 2024.

Leonardo George de Magalhães

Chief Financial and Investor Relations Officer

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5.	Notice to the Market dated September 23, 2024 – CEMIG resumes the auction of four SHPs/HPPs

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COMPANHIA

ENERGÉTICA DE MINAS GERAIS - CEMIG

PUBLICLY HELD COMPANY

Corporate Taxpayer’s ID (CNPJ): 17.155.730/0001-64

Company Registry (NIRE): 31300040127

CEMIG GERAÇÃO E TRANSMISSÃO S.A.

PUBLICLY HELD COMPANY

Corporate Taxpayer’s ID (CNPJ): 06.981.176/0001-58

Company Registry (NIRE): 31300020550

NOTICE TO THE MARKET

CEMIG resumes the auction of four SHPs/HPPs

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG (“CEMIG”), a publicly held company with shares traded on the stock exchanges of São Paulo, New York, and Madrid, and CEMIG GERAÇÃO E TRANSMISSÃO S.A. (“CEMIG GT”), a publicly held company and a wholly-owned subsidiary of CEMIG, hereby inform the Brazilian Securities and Exchange Commission (“CVM”), B3 S.A. – Brasil, Bolsa, Balcão (“B3”), and the market in general that, further to the Notices to the Market disclosed on April 01, 2024 and June 27, 2024, they republished, today, the auction on B3 whose purpose is the onerous transfer of the Machado Mineiro, Sinceridade, Martins, and Marmelos power plants. The minimum value for the single batch of the power plants is R$29.1 million, and the auction is expected to occur on December 05, 2024, according to the schedule outlined in the Notice.

The Company reassessed the project to meet the strategic planning guidelines of pursuing the optimization of its asset portfolio, operational efficiency, and capital allocation.

Further information related to the new auction conditions is available on Cemig’s purchasing portal, bidding process 500-W20723, through the link https://app2-compras.cemig.com.br/pesquisa.

CEMIG and CEMIG GT reaffirm their commitment to keeping shareholders, the market in general, and other stakeholders duly and timely informed about this matter, according to the applicable regulation, and in compliance with the restrictions outlined in CVM rules and other applicable laws.

Belo Horizonte, September 23, 2024.

Leonardo George de Magalhães

Chief Financial and Investor Relations Officer

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6.	Notice to the Market dated September 27, 2024 – Liquidation of the 11th Issue Debentures of Cemig D

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COMPANHIA ENERGÉTICA DE MINAS GERAIS - CEMIG

PUBLICLY-HELD COMPANY

CORPORATE TAXPAYER’S ID (CNPJ): 17.155.730/0001-64

Company Registry (NIRE): 31300040127

CEMIG DISTRIBUIÇÃO S.A.

PUBLICLY-HELD COMPANY

Corporate Taxpayer’s ID (CNPJ): 06.981.180/0001-16
Company Registry (NIRE): 31300020568

NOTICE TO THE MARKET
Liquidation of the 11th Issue Debentures of Cemig D

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG (“Cemig”), a category “A” publicly-held company with shares traded on the stock exchanges of São Paulo, New York, and Madrid, hereby informs the Brazilian Securities and Exchange Commission (CVM), B3 S.A. – Brasil, Bolsa, Balcão, and the market in general that, on September 27, 2024, CEMIG DISTRIBUIÇÃO S.A. (“Cemig D”), a category “B” publicly-held company and the wholly-owned subsidiary of Cemig, concluded the financial liquidation of the 11th (eleventh) issue of simple, unsecured debentures, not convertible into shares, with an additional personal guarantee, in two series (“Issue”), for public distribution, under the automatic registration procedure with CVM, under the terms of Resolution 160 of the Brazilian Securities and Exchange Commission of 07/13/2022, as amended (“CVM Resolution 160”), which are guaranteed by Cemig (“Debentures”).

A total of 2,500,000 (two million and five hundred thousand) Debentures were issued, characterized as “ESG resource use securities – sustainable”, totaling R$2,500,000,000.00 (two billion and five hundred million reais), subscribed as follows:

Series	Quantity	Value	Rate	Term	Amortization
1st	1,000,000	R$1,000,000,000.00	CDI + 0.55 p.a.	2,556 days	72nd and 84th months
2nd	1,500,000	R$1,500,000,000.00	IPCA + 6.5769 p.a.	4,383 days	132nd and 144th months

The net proceeds raised by Cemig D with the Issue will be allocated to recompose the company’s cash position, comprising, but not limited to, its operations and reimbursement of investments, expenses, and expenditures incurred by it, including projects involving social and environmental matters.

Finally, we hereby inform that the credit rating agency Moody’s attributed an AA+ rating to the Issue. This notice is for information purposes only, under the terms of the legislation in force, and should not be interpreted as a selling material, or an offer, invitation, or request for the acquisition of the Debentures.

Belo Horizonte, September 27, 2024.

Leonardo George de Magalhães

Vice President of Finance and Investor Relations